UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)) UNDER THE

SECURITIES EXCHANGE ACT OF 1934

SENSEONICS HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

81727U105

(CUSIP Number)

ROBERT J. SMITH

13650 Fiddlesticks Blvd.

Suite 202-324

Ft. Myers, FL 33912

(417) 849-1005

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

april 25, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. *

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81727U105 Page 2 of 8 Pages
1.		Name of Reporting Persons. Robert J. Smith
2.		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds PF – Personal Funds
5.		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,629,339
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,629,339
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 13,629,339
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount of Row (11) 9.93%
14.		Type of Reporting Person IN

CUSIP No. 81727U105 Page 3 of 8 Pages
1.		Name of Reporting Persons. Energy Capital, LLC, an entity solely owned by Robert J. Smith
2.		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds PF – Personal Funds
5.		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,003,680
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,003,680
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 13,003,680
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount of Row (11) 9.47%
14.		Type of Reporting Person OO

CUSIP No. 81727U105 Page 4 of 8 Pages
1.		Name of Reporting Persons. Plato & Associates, LLC, an entity solely owned by Robert J. Smith
2.		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds PF – Personal Funds
5.		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 625,659
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 625,659
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 625,659
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount of Row (11) 0.46%
14.		Type of Reporting Person OO

CUSIP No. 81727U105

Page 5 of 8 Pages

Item 1.

Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value, of Senseonics Holdings, Inc., a Delaware corporation, formerly known as ASN Technologies, Inc., a Nevada corporation, ("Company" or "Issuer"). The address of the principal executive office of the Company is 20451 Seneca Meadows Parkway, Germantown, MD 20876-7005.

Item 2.

Identity and Background.

(a)

Names: Robert J. Smith, Energy Capital, LLC ("Energy Capital") and Plato & Associates, LLC ("Plato"), entities solely owned by Mr. Smith (the "Reporting Persons").

(b)

Residence or Business Address of Reporting Persons:

13650 Fiddlesticks Blvd., Suite 202-324, Ft. Myers, FL 33912.

(c)

Present principal occupation or employment of Reporting Persons: Business development and investments.

(d)

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)

Citizenship: Mr. Smith is a citizen of the United States of America.

Item 3.

Source and Amount of Funds or Other Consideration.

PF-Personal Funds

Acquisition of Shares of the Issuer

In October 2015, Energy Capital purchased an aggregate of 622,231 shares of ASN Technologies, Inc. from shareholders of the Issuer in private transactions. Subsequently, the Issuer amended its Certificate of Incorporation to increase its number of authorized shares and voted to effect a forward stock split on a 12 for 1 basis with a record date of October 22, 2015, and a pay date on or around November 9, 2015. Accordingly, the holdings of Energy Capital became 7,466,772 shares as of the pay date.

Acquisition of Shares of the Issuer through Public Offering

On March 23, 2016, the Issuer closed an underwritten public offering and sold an aggregate of 15,800,000 shares of its common stock at $2.85 per share (the "Shares") for an aggregate purchase price of $45,030,000. Of those Shares, Energy Capital purchased 1,578,947 shares for a purchase price of $4,500,000.

CUSIP No. 81727U105

Page 6 of 8 Pages

Subsequently, the Energy Capital purchased, sold, and/or transferred shares in public and/or private transactions resulting in an ownership of 7,964,810 shares as of December 31, 2016.

Subsequently, the Reporting Persons purchased, sold, and/or transferred shares in public and/or private transactions resulting in an aggregate ownership of 9,307,647 shares (625,659 shares owned by Plato and 8,681,988 shares owned by Energy Capital) as of December 31, 2017.

Subsequently, the Reporting Persons purchased, sold, and/or transferred shares in public and/or private transactions resulting in an aggregate ownership of 13,629,339 shares (625,659 shares owned by Plato and 13,003,680 shares owned by Energy Capital) as of April 23, 2018.

Item 4.

Purpose of Transaction.

See Item 3 above.

The Reporting Persons have no plans which relate to or would result in:

(a)

The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)

Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)

Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

Any action similar to any of those enumerated above.

CUSIP No. 81727U105

Page 7 of 8 Pages

Item 5.

Interest in Securities of the Issuer.

(a)

The Reporting Persons own (i) 625,659 shares beneficially owned through Plato and (ii) 13,003,680 shares beneficially owned through Energy Capital. The percentage of class for the Reporting Persons of 9.93% is based on 137,319,477 shares outstanding. Mr. Smith exercises voting and dispositive power over all such shares.

(b)

Mr. Smith has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the 13,629,339 shares of the Company's Common Stock owned directly or indirectly. (See Rows 7-10 of page 2 herein.)

(c)

Please see Item 3 above for the description of the transaction relative to the shares acquired by the Reporting Persons.

(d)

The Reporting Persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

Except for as outlined herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.

Material to be Filed as Exhibits.

None

CUSIP No. 81727U105

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 25, 2018	By:	/s/ Robert J. Smith
Robert J. Smith, as an individual, and as
Sole Owner/Member of each of
Energy Capital, LLC, and Plato and Associates, LLC